Exhibit 99.1

Total confirms the death of Chairman and CEO Christophe de Margerie

Paris, October 21, 2014 – Total confirms with deep regret and great sadness that Chairman and CEO Christophe de Margerie died just after 10pm (Paris time) on October 20 in a private plane crash at Vnukovo Airport in Moscow, following a collision with a snow removal machine.

Four people were found dead at the scene of the accident, including three crew members and Christophe de Margerie.

The thoughts of the management and employees of the Group go out to Christophe de Margerie’s wife, children and loved ones as well as to the families of the three other victims.

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. :	+44 (0)207 719 7962
Fax :	+44 (0)207 719 7959

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Mike SANGSTER

Nicolas FUMEX

Robert HAMMOND (U.S.)

Tel. :	+1 713-483-5070
Fax :	+1 713-483-5629

TOTAL S.A.

Capital 5 945 861 837,50 euros

542 051 180 R.C.S. Nanterre

www.total.com